Exhibit 99.1

Trina Solar Announces Third Quarter 2016 Results

CHANGZHOU, China, November 23, 2016 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the quarter ended September 30, 2016.

Third Quarter 2016 Financial and Operating Highlights

•                  Total module shipments were 1,361.2 MW, compared with 1,658.3 MW in the second quarter of 2016, and 1,703.2 MW in the third quarter of 2015.

•                  Net revenues were $741.1 million, compared with $961.6 million in the second quarter of 2016 and $792.6 million in the third quarter of 2015.

•                  Gross profit was $125.6 million, compared with $176.3 million in the second quarter of 2016 and $138.2 million in the third quarter of 2015.

•                  Gross margin was 16.9%, compared with 18.3% in the second quarter of 2016 and 17.4% in the third quarter of 2015.

•                  Operating income was $54.9 million, compared with $83.7 million in the second quarter of 2016 and $5.8 million in the third quarter of 2015.

•                  Net income attributable to Trina Solar’s ordinary shareholders was $27.1 million, compared with $40.3 million in the second quarter of 2016 and a net loss attributable to ordinary shareholders of $20.0 million in the third quarter of 2015.

•                  Earnings per fully diluted American Depositary Share (“ADS”; each ADS representing 50 ordinary shares) were $0.29, compared with $0.42 in the second quarter of 2016 and a loss per fully diluted ADS of $0.24 in the third quarter of 2015.

Mr. Jifan Gao, Chairman and CEO of Trina Solar, commented, “Largely as expected, we had a slowdown in the third quarter as a result of an oversupply and increasing inventory levels of modules in the market, as well as weak demand in China following a strong first half of the year as developers rushed to place orders prior to a subsidy policy adjustment. As a result, our total shipments of 1.36 GW came in lower than the bottom end of our guidance. Despite the headwinds, we were pleased that we were able to maintain our leading position in the U.S. and achieve record shipments to Europe. Moreover, shipments to India grew substantially and accounted for nearly 30% of our total shipments.

“On the downstream business side, we connected 26.0 MW of projects in China, of which 24.6 MW were DG  projects. We will continue to execute our strategic initiatives to develop our downstream business in a prudent manner.

“We remain committed to pushing the technological boundary and commercializing high-efficiency cells. Recently, our R&D team set a world record of 19.86% aperture efficiency for our high-efficiency ‘Honey Plus’ multicrystalline silicon modules. This achievement brought the total number of world records that we have set to 14.”

Third Quarter 2016 Results

Net Revenues

Net revenues were $741.1 million, which includes $60.6 million in revenues from electricity generated by the Company’s operational downstream solar power projects recorded as property, plant and equipment (PP&E) on its balance sheet, EPC services and other downstream business activities. Total net revenues declined 22.9% sequentially and 6.5% year-over-year. Total shipments were 1,361.2 MW, consisting of 1,340.6 MW of external shipments which were recognized in revenue and 20.6 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,658.3 MW in the second quarter of 2016, consisting of 1,619.0 MW of external shipments and 39.3 MW of shipments to the Company’s own downstream power projects, and total shipments of 1,703.2 MW in the third quarter of 2015, consisting of 1,353.2 MW of external shipments and 350.0 MW of shipments to the Company’s own downstream projects. The sequential decreases in revenues and shipments were primarily attributable to an overall decline in average selling prices (ASP) and a decrease of shipments in China following a rush of orders prior to June 30 in anticipation of a subsidy policy adjustment.

Gross Profit and Margin

Gross profit was $125.6 million, compared with $176.3 million in the second quarter of 2016 and $138.2 million in the third quarter of 2015.

Gross margin was 16.9%, compared with 18.3% in the second quarter of 2016 and 17.4% in the third quarter of 2015. The sequential and year-over-year decreases in gross margin were mainly because ASP declined at a faster rate than the Company’s reduction of costs.

Operating Expenses, Income and Margin

Operating expenses were $70.6 million, compared with $92.6 million in the second quarter of 2016 and $132.3 million in the third quarter of 2015. Operating expenses included a reversal of accounts receivable provision of $2.8 million in the third quarter of 2016, compared with an accounts receivable provision of $2.4 million in the second quarter of 2016, and $1.5 million in the third quarter of 2015.

The Company’s operating expenses accounted for 9.5% of net revenues during the third quarter of 2016, a decrease from 9.6% in the second quarter of 2016 and from 16.7% in the third quarter of 2015. The year-over-year decrease was primarily attributable to other operating income, which offsets operating expenses. Other operating income, mainly representing income from electricity generated from the Company’s downstream solar power projects that are recorded as current assets on the balance sheet prior to the sale of the projects, was $17.2 million in the third quarter of 2016, $7.1 million in the second quarter of 2016 and nil in the third quarter of 2015. In addition, the Company booked a provision of $45.0 million for the settlement of a lawsuit with Solyndra in the third quarter of 2015. Excluding other operating income and the Solyndra settlement provision, the Company’s operating expenses accounted for 11.9% of net revenues during the third quarter of 2016, an increase from 10.4% in the second quarter of 2016 and 11.0% in the third quarter of 2015.This sequential and year-over-year increase was mainly due to the decline of revenues in the third quarter of 2016, from the second quarter of 2016 and the third quarter of 2015.

As a result, operating income was $54.9 million, compared with $83.7 million in the second quarter of 2016 and $5.8 million in the third quarter of 2015. Operating margin was 7.4%, compared with 8.7% in the second quarter of 2016 and 0.7% in the third quarter of 2015.

Net Interest Expense

Net interest expense was $28.6 million, compared with $25.5 million in the second quarter of 2016 and $13.1 million in the third quarter of 2015. The sequential increase in net interest expense was mainly due to less interest expense being capitalized in the third quarter of 2016 and the year-over-year increase in net interest expenses was mainly due to the increase in bank borrowings.

Foreign Currency Exchange Gain (Loss)

The Company recorded a net foreign currency exchange gain of $2.3 million, which included a gain on the change in fair value of foreign exchange derivative instruments of $2.4 million. This compares with a net loss of $2.9 million in the second quarter of 2016 and a net loss of $13.1 million in the third quarter of 2015. The foreign currency exchange gain in the third quarter of 2016 was primarily because the appreciation of the Euro and the Japanese Yen against the USD offset the depreciation of the RMB and the British pound against the USD.

Income Tax Expense

Income tax expense was $5.9 million, compared with $16.5 million in the second quarter of 2016 and an income tax benefit of $3.1 million in the third quarter of 2015. The sequential decrease in income tax expense was mainly due to the decrease in taxable profits in the third quarter of 2016, compared with the second quarter of 2016.

Net Income and Earnings per ADS

Net income attributable to ordinary shareholders of Trina Solar was $27.1 million, compared with $40.3 million in the second quarter of 2016, and a net loss attributable to ordinary shareholders of $20.0 million in the third quarter of 2015. Net margin was 3.7%, compared with 4.2% in the second quarter of 2016 and negative 2.5% in the third quarter of 2015.

Earnings per fully diluted ADS were $0.29, compared with $0.42 in the second quarter of 2016 and a loss per fully diluted ADS of $0.24 in the third quarter of 2015.

Financial Condition

As of September 30, 2016, the Company had $625.2 million in cash and cash equivalents, and restricted cash. Total borrowings were $1,757.4 million, of which $1,108.3 million were short-term borrowings.

In the first quarter of 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability, instead of being reported on the balance sheet as an asset. Accordingly, debt issuance costs with an amortized balance of $9.6 million, which used to be reported as an asset, have been retrospectively reclassified as a direct deduction from the carrying amount of the related debt liability as of September 30, 2015.

Shareholders’ equity was $1,140.7 million as of September 30, 2016, an increase from $1,113.8 million as of June 30, 2016 and $1,011.9 million as of September 30, 2015.

Operations and Business Updates

Manufacturing Capacity

As of September 30, 2016, the Company had the following annualized in-house manufacturing capacities:

•                  Ingot production capacity of approximately 2.3 GW;

•                  Wafer capacity of approximately 1.8 GW;

•                  PV cell capacity of approximately 5.0 GW; and

•                  PV module capacity of approximately 6.0 GW.

Project Development

In the third quarter of 2016, the Company connected a total of 26.0 MW of PV projects to the grid in China, including 1.4 MW of utility projects and 24.6 MW of DG projects.

As of September 30, 2016, the Company had a total of 1,302.8 MW downstream solar projects in grid-connected operation, including 1,267.6 MW in China, 4.2 MW in the U.S., and 31.0 MW in Europe. The 1,267.6 MW of projects in China consisted of 1,017.1 MW of utility projects and 250. 5 MW of DG projects.

Going Private Transaction and the Extraordinary General Meeting of Shareholders

On August 1, 2016, the Company entered into a definitive agreement and plan of merger, pursuant to which the Company will be acquired by an investor consortium in an all-cash transaction implying an equity value of the Company of approximately $1.1 billion (the “Merger”). The Company has called an extraordinary general meeting of shareholders, to be held at 10:00 a.m. Beijing Time on December 16, 2016, to consider and vote on the Merger.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Merry Xu, Interim CFO	Linda Bergkamp
Email: merry.xu@trinasolar.com	Phone: +1 480 614 3004 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,
	2016	2016	2015
Net revenues	$741,058	$961,623	$792,599
Cost of revenues	615,503	785,295	654,449
Gross profit	125,555	176,328	138,150
Operating expenses
Selling expenses	42,991	44,833	45,389
General and administrative expenses	38,977	43,193	34,790
Research and development expenses	5,853	11,691	7,166
Provision for settlement of lawsuit with Solyndra	—	—	45,000
Other operating income	(17,208)	(7,105)	—
Total operating expenses	70,613	92,612	132,345
Operating income	54,942	83,716	5,805
Foreign exchange gain (loss)	(50)	(6,877)	(11,485)
Interest expenses	(29,102)	(25,973)	(13,503)
Interest income	538	461	432
Gain (loss) on change in fair value of derivative	2,387	4,000	(1,586)
Other income, net	2,953	4,601	2,681
Income (loss) before income taxes	31,668	59,928	(17,656)
Income tax benefit (expense)	(5,910)	(16,500)	3,149
Net income (loss)	25,758	43,428	(14,507)
(Income)/Loss attributable to the noncontrolling interests	1,355	(3,155)	(5,483)
Net income (loss) attributable to Trina Solar Limited	$27,113	$40,273	$(19,990)

Earnings (loss) per ADS*
Basic	$0.32	$0.47	$(0.24)
Diluted	$0.29	$0.42	$(0.24)
Weighted average ADS outstanding*
Basic	85,124,632	84,932,283	84,662,352
Diluted	106,151,888	105,297,396	84,662,352

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,
	2016	2016	2015
Net income (loss)	$25,758	$43,428	$(14,507)
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,834)	(10,873)	(2,430)
Comprehensive income (loss)	22,924	32,555	(16,937)
Comprehensive (income)/ loss attributable to non-controlling interests	1,782	(2,284)	(4,030)
Comprehensive income (loss) attributable to Trina Solar Limited	$24,706	$30,271	$(20,967)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Sep. 30,	As of Jun. 30,	As of Sep. 30,
	2016	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$455,964	$648,113	$279,112
Restricted cash	169,239	183,428	206,964
Inventories	433,839	509,496	507,018
Downstream solar project assets	709,486	692,248	30,194
Accounts receivable, net	779,040	655,281	687,961
Current portion of advances to suppliers, net	14,128	30,434	48,048
Prepaid expenses and other current assets, net	291,792	280,627	218,590
Total current assets	2,853,488	2,999,627	1,977,887
Property, plant and equipment, net (including downstream solar project assets of $788,551, $798,235 and $970,447 as of each period-end, respectively)	1,880,081	1,840,968	1,906,112
Prepaid land use rights, net	66,089	66,249	51,632
Advances to suppliers, net of current portion	18,179	19,746	13,045
Investment in equity affiliates	35,384	32,981	26,177
Deferred income tax assets, net	35,524	35,889	31,942
Other noncurrent assets	85,335	97,751	89,043
TOTAL ASSETS	$4,974,080	$5,093,211	$4,095,838

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	$1,108,301	$1,157,760	$1,004,160
Accounts payable	1,073,753	1,227,028	1,130,404
Convertible senior notes	171,192	170,740	—
Accrued expenses and other current liabilities	464,926	418,141	292,766
Total current liabilities	2,818,172	2,973,669	2,427,330
Long-term borrowings, excluding current portion	649,137	634,969	167,748
Convertible senior notes	112,522	111,959	279,711
Accrued warranty costs	139,218	141,692	122,066
Other noncurrent liabilities	69,303	73,508	45,319
Total liabilities	3,788,352	3,935,797	3,042,174

Ordinary shares	43	43	43
Additional paid-in capital	765,279	763,090	756,957
Retained earnings	373,226	346,113	237,541
Accumulated other comprehensive income	2,141	4,548	17,381
Total Trina Solar Limited shareholders’ equity	1,140,689	1,113,794	1,011,922
Non-controlling interests	45,039	43,620	41,742
Total equity	1,185,728	1,157,414	1,053,664
TOTAL LIABILITIES AND EQUITY	$4,974,080	$5,093,211	$4,095,838

Note: In the first quarter of 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2015-03, Interest - Imputation of Interest,  and retrospectively reclassified the debt issuance costs to reduce the carrying amount of short-term borrowings and current portion of long-term borrowings by $1,100, long-term borrowings (excluding current portion) by $738, and convertible senior notes by $7,789 as of Sep.30, 2015.